SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended September 30, 1998.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  December 28, 1998

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             THIRD QUARTER 1998

 (1) EUA Energy Investment Corporation Financial Statements for the third quarter 1998.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                             September 30, 1998
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($8,228)
    Other Assets                                       862
          Total fixed Assets                        (7,366)
Current Assets:
    Cash and Temporary Cash Investments                 48
    Notes Receivable                                32,693
    Accounts Receivable                                651
    Prepayments and Other Assets                     2,029
    Total Current Assets                            35,421
TOTAL ASSETS                                       $28,055

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (22,558)
          Total Common Equity                      (22,557)
          Total Capitalization                     (22,557)
Current Liabilities:
    Notes Payable to Parent                         49,413
    Accounts Payable                                    38
    Accrued Interest                                 2,403
    Total Current Liabilities                       51,854
Accumulated Deferred Taxes                          (1,242)
TOTAL LIABILITIES AND EQUITY                       $28,055


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended September 30, 1998
                                  (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                140       368
    Depreciation & Amortization                5        15
    Taxes - Other                              5        12
    Income and Deferred Taxes               (240)     (560)
          Total Operating Expenses           (90)     (165)
Operating Income                              90       165
Other Income and Deductions                 (598)   (1,896)
    Loss Before Interest Charges            (508)   (1,731)
Interest Charges:
    Interest Expense - Associated Companies  715     1,906
    Other Interest Expense                     1         3
          Total Interest Charges             716     1,909
Net Income (Loss)                        ($1,224)  ($3,640)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Nine Months Ended September 30, 1998
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($3,640)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (9,473)
        Accounts & Notes Payable                    11,633
        Accrued Expenses                             1,905
        Deferred Income Taxes                           20
        Other (Net)                                 (1,104)
       Net Cash (Used In) Operating Activities        (659)
Financing Activities:
    Long Term Debt                                  (2,136)
       Net Financing Activities                     (2,136)
Investing Activities:
    Investments in Subsidiaries                      2,841
Net Cash Provided From Investing Activities          2,841
Cash Provided (Used)                                   $46


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             THIRD QUARTER 1998

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3)  EUA Energy did not invest in R&D funding in the third quarter of 1998.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications